Mail Stop 4561
via fax: (859) 232-7137

July 21, 2009

Paul J. Curlander
Chairman and Chief Executive Officer
Lexmark International, Inc.
One Lexmark Centre Drive
740 West New Circle Road
Lexington, KY 40550

      Re: **Lexmark International, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2008
             Filed February 27, 2009
             File No. 001-14050

Dear Dr. Curlander:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                Sincerely,

                Kathleen Collins
                Accounting Branch Chief